





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLMX Technologies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 West 26th Street
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds + Rowella, LLP
(Name – *if individual, state last, first, middle name*)

90 Grove Street	Ridgefield	CT	06877
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Havlicek _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GLMX Technologies, LLC _____ , as

of December 31, _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

< (Ƶ)

_____
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLMX Technologies, LLC
Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2018

GLMX Technologies, LLC
Index
December 31, 2018



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
of GLMX Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLMX Technologies, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GLMX Technologies, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Reynolds + Rowella, LLP

We have served as GLMX Technologies, LLC's auditor since 2018.

New Canaan, Connecticut
February 28, 2019

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 | 203 431 3570

51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191

reynoldsrowella.com

GLMX Technologies, LLC
Statement of Financial Condition
As of December 31, 2018

Assets	
Current Assets:	
Cash and cash equivalents	$ 506,150
Prepaid expenses and other assets	28,883
Total Current Assets	535,033
Security deposit	42,300
Total Assets	$ 577,333
Liabilities and Member's Equity	
Liabilities	
Current Liabilities:	
Accounts payable and accrued expense	$ 165,670
Due to affiliate	3,371
Deferred rent	3,800
Total Liabilities	172,841
Member's Equity	404,492
Total Liabilities and Member's Equity	$ 577,333

See accompanying notes to financial statement

1. **Organization and Business**

    GLMX Technologies, LLC (the "Company"), a Delaware Limited Liability Company is wholly owned by Global Liquid Markets, LLC (the "Parent"). On April 16, 2018, the Company received approval to become a broker dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an Alternative Trading System ("ATS") for repurchase agreements.

    The Company provides an intuitive, comprehensive, integrated global money trading solution for institutional participants. It operates a leading electronic trading platform that enables fixed income market participants to trade repurchase agreements ("Repo") and secured lending. The request for quote ("RFQ") based buy-side-to-dealer trading platform has been expressly built to enhance the relationship between buy-side and sell-side counterparties, and addresses the need for a more efficient Repo trading infrastructure, particularly in light of increasing reporting requirements.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America.

    Use of Estimates
    The preparation of the financial statement in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

    Cash and Cash Equivalents
    The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

    Risk and Uncertainties
    The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include but are not limited to: current economic conditions; increasing competition; industry risk; personnel risk; and the regulatory environment. The Company's future results would also be affected by its ability to retain new customers in addition to customer trading volumes. The Company is also subject to cyber security risks that could potentially affect the operational performance of the platform. Management believes that policies and procedures are in place to protect communications and mitigate the risk of unauthorized access to systems and data.

    The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2018, no accrual for loss contingencies was deemed necessary.

Concentration of Credit Risk

The Company maintains cash in bank accounts with one financial institution, which at times, exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes

The Company is a wholly owned subsidiary of a limited liability company that has elected to be treated as a partnership for federal income tax purposes. As such, all US federal and state taxable income of the Company is passed through to its member and no provision for U.S federal or state income taxes has been recorded by the Company as of and for the year ended December 31, 2018 and management believes the Company has taken no uncertain tax positions that require recognition or disclosure. The Company is responsible for New York City income taxes. The Company's 2017 tax return is subject to examination by federal, state, and local tax authorities.

As of December 31, 2018, the Company had a deferred tax asset relating to a local jurisdiction. Management has recorded a full valuation allowance against the deferred tax asset.

Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, Leases (("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted.

The Company has evaluated the impact of the implementation of ASU 2016-02 on January 1, 2019, and the impact is not material as the current lease expires on June 30, 2019. The remaining lease payments as of December 32, 2019 is $84,600.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $5,000 or 12.5% of aggregate indebtedness. The 12.5% is required for the first year of operation.

At December 31, 2018, the Company had net capital of $333,309 which exceeded its minimum requirement by $311,704. At December 31, 2018, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.52 to 1.0.

4. **Rule 15c3-3 Exemption**

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities and Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

5. Related Party Transactions

Pursuant to a service agreement, the Company's affiliate, GLMX, LLC (the "Affiliate") provides various services and other operating assistance to the Company. These include costs for personnel, professional services, travel and other general and administrate services. The total amount incurred by the Company under this agreement was $1,055,324 for the year ended December 31, 2018. A total of $1,051,953 was paid to the Affiliate during the year ended December 31, 2018. As of December 31, 2018, $3,371 was due to the Affiliate and is included in the statement of financial condition.

Pursuant to the service agreement, the Company provides the Affiliate shared office space and utilities. The total costs allocated by the Company to the affiliate for the shared office space and utilities was $52,781 for the year ended December 31, 2018. The Company reduced payments to the affiliate under the service agreement by the same amount during the year ended December 31, 2018.

The Company uses the platform developed by the Affiliate. The Company has not paid any compensation to the Affiliate for the year ended December 31, 2018.

On February 27, 2019, the Company received a financial support letter from the Parent stating the Parent would provide financial support to the Company through March 31, 2020 sufficient for the Company to meet its financial obligations and maintain its minimum regulatory capital requirements.

6. Commitments

In May of 2018, the Company entered into a non-cancelable lease agreement with an unrelated party for 13 months for the New York office space. A security deposit of $42,300 was paid in May, 2018.

Rent expense for the year ended December 31, 2018 was $48,400, with commitments to pay $84,600 in 2019.

7. Stock Based Compensation

The Parent grants unit awards to the Company's employees from time to time. The unit awards generally vest over a period of four years and service conditions are attached; the units only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, through the vesting date. There are no performance or market conditions. The Company recognizes compensation cost on a straight-line basis over the vesting period of the units granted and such expenses are recorded as personnel and benefits in the statement of operations. The award in the form of units is accounted for as equity and is included in member's equity in the statement of financial condition.

For the year ended December 31, 2018, the Company recorded compensation expense related to the units of $207,884, which was included in personnel and benefits expense in the statement of operations. At December 31, 2018, the amount due to Parent for the units was contributed to the Company.

8. **Subsequent Events**

   The Company has evaluated subsequent events through February 28, 2019, the date of issuance of the accompanying financial statement. There were no subsequent events identified by the Company that require adjustments to or disclosure in the financial statement.